Exhibit (a)(1)(viii)

CEMEKC, INC. COMMENCES TENDER
OFFER TO PURCHASE REMAINING
PUBLIC STAKE IN DYNACQ HEALTHCARE, INC.

Offer Price of $0.10 in Cash per Share

PASADENA, TEXAS, December 18, 2015—CEMEKC, Inc. (“Purchaser”) announced today that it has commenced a tender offer to purchase all of the outstanding shares of Common Stock of Dynacq Healthcare, Inc. not already owned by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust and Purchaser for $0.10 in cash per share.

The necessary filings with the Securities and Exchange Commission in connection with the tender offer are being made today, and the offer documents will be mailed promptly to Dynacq stockholders.

ABOUT DYNACQ HEALTHCARE, INC.

Dynacq is a holding company that through its subsidiaries in the United States develops and manages one general acute care hospital that principally provides specialized surgeries. Dynacq through its United States subsidiaries owns and operates one general acute care hospital in Pasadena, Texas. Dynacq through its subsidiary in Hong Kong invests in debt and equity securities, including short-term investments in initial public offerings and pre-initial public offerings.

NOTICE TO DYNACQ STOCKHOLDERS

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made solely through the Offer to Purchase and the related Letter of Transmittal, which will be mailed to stockholders of Dynacq. Purchaser is not aware of any jurisdiction in which the making of the tender offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the tender offer or the acceptance of common stock pursuant to the tender offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the tender offer. If, after a good faith effort, Purchaser cannot comply with the statute, it will not make the tender offer to, nor will it accept tenders from or on behalf of, holders of common stock in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

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